12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com
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FOIA CONFIDENTIAL TREATMENT REQUEST	Düsseldorf	Rome
	Frankfurt	San Diego
The entity requesting confidential treatment is:	Hamburg	San Francisco
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HilleVax, Inc.	Houston	Shanghai
	London	Silicon Valley
[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by HilleVax, Inc. with respect to this letter.	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

April 15, 2022

VIA EDGAR

Ms. Jane Park

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	HilleVax, Inc. | Anticipated Price Range

Registration Statement on Form S-1 (File No. 333- 264159)

Dear Ms. Park:

Rule 83 Confidential Treatment Requested by HilleVax, Inc.

This letter is furnished supplementally on behalf of HilleVax, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 15, 2021, and in connection with the review by the Commission of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the Staff in its review, the Company advises the Staff that it presently estimates, considering information currently available and current market conditions and based in part on information received by the lead underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***] (without giving effect to any stock split that the Company will effect prior to the offering, the “Preliminary Price Range”). For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the lead underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate stock split, will include a price range of no more than $2.00 or 20% of the high end of the range, unless otherwise approved by the Staff.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on page 102 of the Registration Statement.

Prior to entering into the license agreement (“Takeda License”) with Takeda Pharmaceutical Company Limited (“Takeda”) on July 2, 2021, the fair value of the Company’s common stock was nominal because the Company was not sufficiently capitalized and held no assets that could be used to generate future revenues. The Company obtained an independent third-party valuation of the Company’s common stock as of July 2, 2021 to assist the Board of Directors in determining the fair value of the 500,000 shares of Company common stock (the “Takeda Shares”) and a warrant to purchase 3,500,000 shares of common stock (the “Takeda Warrant”) that were issued to Takeda on July 2, 2021 as part of the Takeda License. In addition, the Company obtained independent third-party valuations of the Company’s common stock as of September 30, 2021 and December 31, 2021 to assist the Board of Directors in determining the fair value of the Company’s common stock for purposes of option grants. The Company used the probability-weighted expected return method (“PWERM”) to estimate the fair value of its common stock for each of these valuations. The PWERM is a scenario-based method that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering possible outcomes available to the Company, as well as the economic and control rights of each class of outstanding securities. The Company selected the PWERM because it believed it could reasonably estimate potential future liquidity outcomes given the late clinical-stage nature of its product candidate, HIL-214. As described below, as of July 2, 2021, the PWERM applied probabilities to two possible outcomes: (i) stay private (i.e. the Company remained a private enterprise); and (ii) dissolution. For its valuations subsequent to its initial public offering (“IPO”) organizational meeting in September 2021, the PWERM applied probabilities to five possible outcomes: (i) a settlement stay private (i.e. the Company remained a private enterprise and the principal and interest of its convertible promissory notes were settled into a new note); (ii) a corporate transaction stay private (i.e. the Company was sold) ((i)-(ii), collectively, the “Stay Private Scenarios”); (iii) an initial public offering (“IPO”) as of January 15, 2022 or March 15, 2022, as applicable (the “Early IPO Scenario”); (iv) an IPO as of April 15, 2022 or June 15, 2022 (the “Late IPO Scenario” and together with the Early IPO Scenario, the “IPO Scenarios”); and (v) dissolution.

For each Stay Private Scenario, the Company used the discounted cash flow method (“DCFM”) under the income approach set forth in the AICPA Practice Guide to determine the indicated value of the equity of the Company. The DCFM estimated enterprise value based on the expectation of future net cash flows, which was then discounted back to the present value based on the Company’s weighted-average cost of capital. After determining the present value under the DCFM, the Company took into account the Company’s cash and the fair value of the Company’s outstanding warrants and convertible promissory notes to arrive at the indicated equity value for each Stay Private Scenario.

For each IPO Scenario, the Company estimated its equity value based on, among other things, the value of public companies deemed similar to the Company at the time of their initial public offerings and/or investor and underwriter feedback following testing-the-waters meetings. In addition, the Company determined that dates ranging between January 15, 2022 and June 15, 2022 were the most likely dates to complete an IPO and the Company used these dates to calculate the present value as of each valuation date in each IPO scenario.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

The dissolution scenario was assigned a $0 value given that if the Company’s planned clinical trials failed, with no other assets beyond the Company’s product candidate, HIL-214, any cash on hand would be used in its entirety to pay off outstanding debt, including the convertible promissory notes.

At each option grant date, the Company considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

Takeda Equity Issuances and Stock Option Grants

In connection with the Takeda License, the Company issued Takeda the Takeda Shares and the Takeda Warrant on July 2, 2021. The Company’s grants of stock options from inception (January 8, 2019) to date are set forth below.

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Market Value Per Share
December 6, 2021	433,000	$11.75	$11.75
March 10 and March 28, 2022	285,000	$13.52	$13.52

Grant Date Fair Value Determinations

July 2021 Issuances to Takeda.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $8.71 per share as of July 2, 2021, after considering a valuation report from an independent third-party valuation firm as of such date. As discussed above, the valuation analysis was performed using the PWERM to establish the following scenarios and relative weightings and values.

Scenario	Present Value Per Share Value	Assigned Weight	Weighted Estimated Fair Value Per Share
Stay Private	$10.89	80.0%	$8.71
Dissolution	$0.00	20.0%	$0.00

Total Fair Value – Marketable Basis			$8.71
Discount for lack of marketability (DLOM)*			0.0%

Concluded Fair Value			$8.71

*	No DLOM applied given Takeda’s ownership and presumed influence on an exit event.

The PWERM resulted in an allocated value for common stock of $8.71 per share, on a marketable basis, as well as the per share value of the Takeda Warrant and the underlying shares of common stock given the nominal strike price of the warrant.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

December 2021 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $11.75 per share as of December 6, 2021, after considering a valuation report from an independent third-party valuation firm as of September 30, 2021. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report, and that the forecasted financial information reviewed as part of the September 30, 2021 valuation was still appropriate.

Among the qualitative factors considered by the Board of Directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to July 2, 2021:

•	completion of a convertible note financing in August 2021 which provided capital to build out the Company’s operating structure and management team; and

•	the Company’s IPO organizational meeting on September 20, 2021.

As a result of the developments described above, the Company concluded it was appropriate to incorporate various IPO and corporate transaction stay private scenarios into the valuation. As discussed above, the valuation analysis was performed using the PWERM to establish the following scenarios and relative weightings and values.

Scenario	Present Value Per Share			Assigned Weight	Weighted Present Value Per Share			Discount for Lack of Marketability (1)	Weighted Estimated Fair Value Per Share
Settlement Stay Private	$	[***	]	20.0%	$	[***	]	30.0%	$	[***	]
Corporate Transaction Stay Private	$	[***	]	20.0%	$	[***	]	30.0%	$	[***	]
Early IPO Scenario (January 15, 2022)	$	[***	]	20.0%	$	[***	]	10.0%	$	[***	]
Late IPO Scenario (April 15, 2022)	$	[***	]	20.0%	$	[***	]	13.0%	$	[***	]
Dissolution		$0.00		20.0%		$0.00		—		$0.00

Concluded Fair Value										$11.75

(1)	Each DLOM was based on the application of the Asian Protective Put and Finnerty put option analysis.

The Company estimated the expected timing of a potential liquidity event was 2.0 years in the Stay Private Scenarios and 0.29 and 0.54 years in the Early IPO and Late IPO Scenarios, respectively, based on management’s best estimates and an analysis of market conditions. The Company utilized a $[***] million equity value for each of the IPO scenarios included in the table above.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

March 2022 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $13.52 per share as of March 10 and March 28, 2022, after considering a valuation report from an independent third-party valuation firm as of December 31, 2021. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report, and that the forecasted financial information reviewed as part of the valuation was still appropriate.

Among the qualitative factors considered by the Board of Directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to December 6, 2021:

•	the Company finalized the scope of and executed a transitional services agreement with Takeda;

•	the Company conducted numerous testing-the-waters meetings and received feedback from investors;

•	the Company received preliminary feedback from the underwriters on potential valuation ranges; and

•	the Company was in a position to file an S-1/A publicly in early January but made the determination to hold off due to market conditions at that time.

As discussed above, the valuation analysis was performed using the PWERM to establish the following scenarios and relative weightings and values.

Scenario	Present Value Per Share		Assigned Weight	Weighted Present Value Per Share		Discount for Lack of Marketability (1)	Weighted Estimated Fair Value Per Share
Settlement Stay Private	$	[***]	20.0%	$	[***]	28.0%	$	[***]
Corporate Transaction Stay Private	$	[***]	20.0%	$	[***]	28.0%	$	[***]
Early IPO Scenario (March 15, 2022)	$	[***]	25.0%	$	[***]	5.0%	$	[***]
Late IPO Scenario (June 15, 2022)	$	[***]	25.0%	$	[***]	10.0%	$	[***]
Dissolution		$0.00	10.0%		$0.00	—		$0.00

Concluded Fair Value								$13.52

(1)	Each DLOM was based on the application of the Asian Protective Put and Finnerty put option analysis.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

The Company estimated the expected timing of a potential liquidity event was 1.75 years in the Stay Private Scenarios and 0.20 and 0.45 years in the Early IPO and Late IPO Scenarios, respectively, based on management’s best estimates and an analysis of market conditions. Timing of the IPO scenarios were specifically adjusted to align with changes in management’s IPO plan from the September 30, 2021 valuation. The Company continued to utilize a $[***] million equity value for each of the IPO scenarios included in the table above.

COMPARISON OF MOST RECENT VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary Price Range is between $[***] and $[***] (without giving effect to any stock split that the Company will effect prior to the offering). The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by discussions between the Company and the lead underwriters. The Company’s most recent grants of stock options were for an aggregate of 285,000 shares made on March 10 and March 28, 2022 with an exercise price of $13.52 per share, which the Company’s Board of Directors determined to be the fair value of its common stock on those dates (the “Estimated Fair Value”).

As is typical in IPOs, the Preliminary Price Range was based in part on the lead underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the screening of subjects and expected imminent enrollment of the first subject in the Company’s Phase IIb study of its only product candidate HIL-214;

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	feedback received from potential investors from the Company’s testing-the-waters meetings;

•	an assumption that there would be a receptive public trading market for a late clinical-stage biopharmaceuticals company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range, if obtained, is that the PWERM valuation method used by the Company to determine the Estimated Fair Value in March 2022 reflects the potential that the Company might stay private, be sold or dissolve, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the lower equity value in the Stay Private Scenarios based on the DCFM and the dissolution scenario, and the discounting to present value, and (ii) the application of a DLOM. Conversely, the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO in April 2022, and does not include a DLOM, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the Preliminary Price Range was neither reduced by the expected fair value from other potential future scenarios nor discounted for lack of marketability. Additionally, the Preliminary Price Range assumes the conversion of all of the Company’s convertible promissory notes into common stock in connection with the completion of the IPO.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Notably, the implied equity value of $[***] million utilized in the IPO scenarios used to determine the Estimated Fair Value was within approximately [***]% of the implied pre-money valuation of $[***] million implied by the low end of the Preliminary Price Range.

Conclusion

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, the Company believes that the estimated fair values of Common Stock as determined by the Company’s Board of Directors since July 2, 2021 are consistent with the increasing value of the common stock in connection with its progression towards an IPO.

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Takeda Equity Issuances and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since July 2021, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Rob Hershberg, M.D., Ph.D., Chairman, President and Chief Executive Officer, HilleVax, Inc., 75 State Street, Suite 100 #9995, Boston, Massachusetts 02109, telephone (617) 213-5054, before it permits any disclosure of the highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 523-3962. Thank you for your assistance.

Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Tim Buchmiller, Securities and Exchange Commission

Julie Sherman, Securities and Exchange Commission

Terence O’Brien, Securities and Exchange Commission

Robert Hershberg, M.D., Ph.D., HilleVax, Inc.

Cheston J. Larson, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP